UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 24, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 23 February 2011

Stephane Richard named Chairman and Chief Executive Officer of France Telecom-Orange

At its meeting on 23 February, the Board of Directors of France Telecom formally noted Didier Lombard's decision to hand over his responsibilities as Chairman and, as proposed by the Group's Governance and Corporate Social Responsibility Committee, named Stephane Richard to the role of Chairman and Chief Executive Officer with effect from 1 March 2011.

The Board recorded its appreciation for the exemplary way in which the transition has been conducted between the outgoing and incoming Chairmen and extended its thanks to Didier Lombard for his contribution to the Group over many years.

Didier Lombard becomes Special Adviser to Stephane Richard on the strategic options and technological outlook for the Group.

Appointed as Chairman and Chief Executive Officer in February 2005, Didier Lombard guided France Telecom to a position as one of the world's leading telecoms operators in terms of technological expertise and as measured by its financial strength. Crucially, he took the Group firmly into the internet and IP age across both its fixed and mobile networks and was also a leading proponent of the convergence between these networks and the full range of digital devices.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had total sales of 44.8 billion euros in 2009 (33.7 billion euros for the first nine months of 2010). At 30 September 2010, the Group had a customer base of 203 million customers in 32 countries. Orange, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates, now covers over 131 million customers. At 30 September 2010, the Group had 144.5 million mobile customers and 13.3 million broadband internet (ADSL, FTTH) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contacts: +33 1 44 44 93 93

Béatrice Mandine – beatrice.mandine@orange-ftgroup.com

Sébastien Audra – sebastien.audra@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 24, 2011	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer